UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

(Name of Issuer)
Fusion Telecommunications International, Inc.
(Title of Class of Securities)
Common Stock, $0.01 par value
(CUSIP Number)
36113B400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Attn: Marjorie Caldon 212-745-1141 445 Park Ave., Room 901 New York, NY 10022
(Date of Event which Requires Filing of this Statement)
February 11, 2016

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113B400	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Unterberg Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,029,499

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,029,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,029,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 36113B400	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Unterberg Technology Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,834,862

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,834,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,834,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36113B400	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
UKC GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,194,637

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,194,637

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,194,637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36113B400	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Unterberg Technology Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,834,862

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,834,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,834,862

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36113B400	13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Unterberg Koller Capital Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,194,637

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,194,637

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,194,637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.84%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 36113B400	13D	Page 6 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas I. Unterberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,029,499

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,029,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,029,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 36113B400	13D	Page 7 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ross A. Koller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,029,499

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,029,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,029,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

Common stock of Fusion Telecommunications International, Inc., $0.01 par value (the “Common Stock”).

Item 2.	Identity and Background.

a.	Name

This statement is filed by: (i) Unterberg Capital, LLC; (ii) Unterberg Technology Partners GP, LLC; (iii) UKC GP, LLC; (iv) Unterberg Technology Partners, L.P.; (v) Unterberg Koller Capital Fund, L.P.; (vi) Thomas I. Unterberg; and (vii) Ross A. Koller. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

b.	Residence or Business Address

The address of the business office of each of the Reporting Persons is 445 Park Ave, Room 901, New York, NY 10022.

c.	Occupation

Thomas I. Unterberg is the Chief Investment Officer of Unterberg Capital, LLC.
Ross A. Koller is the Portfolio Manager of Unterberg Koller Capital Fund, L.P. and of Unterberg Technology Partners, L.P.

d.	Convictions

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	Civil Judgments

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

Unterberg Capital, LLC is a Delaware limited liability company. Unterberg Technology Partners GP, LLC is a Delaware limited liability company. UKC GP, LLC is a Delaware limited liability company. Unterberg Technology Partners LP is a Delaware limited partnership. Unter Koller Capital Fund, L.P. is a Delaware limited partnership. Each of Thomas I. Unterberg and Ross A. Koller is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

5,000 shares of Fusion Telecommunication series B-2 Senior cumulative convertible preferred stock were acquired by Unterberg Koller Capital Fund, L.P. on December 31, 2013 for a purchase price of $5,000,000. All 5,000 preferred shares were converted into 1,666,667 shares of Common Stock on February 11, 2016.

193,370 shares of Common Stock were acquired by Unterberg Koller Capital Fund, L.P. by dividend in the following amounts: 14,521 shares on March 31, 2014; 12,356 shares on June, 2014; 17,708 shares on September 30, 2014; 22,558 shares on December 31, 2014; 17,067 shares on March 31, 2015; 35,047 shares on June 30, 2015; 33,848 shares on September 30, 2015; 23,112 shares on December 31, 2015; and 17,153 shares on February 11, 2016.

14,600 shares of Common Stock were acquired by Unterberg Koller Capital Fund, L.P. in the following amounts: 9,600 shares on November 6, 2014 for $3.3789 per share; and 5,000 shares on November 10, 2014 for $3.3239 per share.

1,834,862 shares of Common Stock were acquired by Unterberg Technology Partners, L.P. for a purchase price of $2.18 per share on December 14, 2015.

320,000 warrants of convertible on a one to one basis into Common Stock were acquired in connection with the acquisition of the B-2 Series Senior cumulative convertible preferred stock by Unterberg Koller Capital Fund, L.P. on December 31, 2013. The warrants are presently exercisable for a price of $6.25 per warrant.

The source of funds for the acquisitions was from general investment funds for passive investment purposes.

Item 4.	Purpose of Transaction.

State the purpose or purposes of the acquisition of securities of the issuer:

The Reporting Persons purchased the warrants, convertible B-2 preferred stock and Common Stock (the “Securities”) based on the Reporting Persons’ belief that the Securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Securities at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Securities or selling some or all of their Securities.

Describe any plans or proposals which relate to or would result in: N/A

a.	An Acquisition or Disposition

b.	A Corporate Transaction:

c.	A Sale or Transfer of Assets:

d.	A Change in Board of Directors:

e.	A Change in Capitalization:

f.	Other Material Change:

g.	Changes to Charter

h.	Causing Delisting:

i.	Termination of Registration:

j.	A Similar Action:

Item 5.	Interest in Securities of the Issuer.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

Unterberg Capital, LLC
(a) Amount beneficially owned: 4,029,499
(b) Percent of class: 27.24%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 4,029,499
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,029,499

Unterberg Technology Partners GP, LLC
(a) Amount beneficially owned: 1,834,862
(b) Percent of class: 12.40%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,834,862
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,834,862

UKC  GP, LLC
(a) Amount beneficially owned: 2,194,637
(b) Percent of class: 14.84%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,194,637
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,194,637

Unterberg Technology Partners, LP
(a) Amount beneficially owned: 1,834,862
(b) Percent of class: 12.40%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,834,862
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,834,862

Unterberg Koller Capital Fund, L.P.
(a) Amount beneficially owned: 2,194,637
(b) Percent of class: 14.84%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,194,637
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,194,637

Thomas I. Unterberg
(a) Amount beneficially owned: 4,029,499
(b) Percent of class: 27.24%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 4,029,499

(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,029,499

Ross A. Koller
(a) Amount beneficially owned: 4,029,499
(b) Percent of class: 27.24%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 4,029,499
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 4,029,499

b.	For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

See (a) above.

c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

Transaction Date	Shares Purchased (Sold)	Price per Share or Unit
February 11, 2016	1,666,667	$3.00 [1]
February 11, 2016	17,153	$0.00 [2]
December 31, 2015	23,112	$0.00 [2]
December 14, 2015	1,834,862	$2.18

[1] These securities were acquired for no additional consideration through the conversion of Series B-2 Senior cumulative convertible preferred stock, which were originally acquired on December 31, 2013 for consideration of $5,000,000.
[2] These securities were acquired by a dividend for no additional consideration.

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included:

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer:

N/A

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated as of February 12, 2016, between Unterberg Capital, LLC; Unterberg Technology Partners GP, LLC; UKC GP, LLC; Unterberg Technology Partners, L.P.; Unterberg Koller Capital Fund, L.P.; Thomas I. Unterberg; and Ross A. Koller.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNTERBERG CAPITAL, LLC

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg
Title: Chairman

UNTERBERG TECHNOLOGY PARTNERS GP, LLC

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg
Title: Managing Member

UKC GP, LLC

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg
Title: Managing Member

UNTERBERG TECHNOLOGY PARTNERS, L.P.

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg
Title: Managing Member of Unterberg Technology Partners GP, LLC, the General Partner of Unterberg Technology Partners, L.P.

UNTERBERG KOLLER CAPITAL FUND, L.P.

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg
Title: Managing Member of UKC GP, LLC, the General Partner of Unterberg Koller Capital Fund, L.P.

THOMAS I. UNTERBERG

By:	/s/ Thomas I. Unterberg
Name: Thomas I. Unterberg

ROSS A. KOLLER

By:	/ Ross A. Koller
Name: Ross A. Koller

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).